CONTROLADORA COMERCIAL MEXICANA
Balance Sheet
	2004-III	2003-III	Var.
Total Assets	25,272,663	24,268,363	4.14%
Current Assets	6,998,026	6,602,375	5.99%
Temporary investments	617,262	902,864	-31.63%
Trade acount receivable, net	121,750	122,191	-0.36%
Other accounts and notes receivable	1,504,049	1,430,251	5.16%
Inventories	4,637,205	4,063,932	14.11%
Prepaid and other assets	117,760	83,137	41.65%
Long Term	385,138	358,307	7.49%
Accounts and documents receivable,net	0	0	0.00%
Investment in shares of subsidiaries and non-consolidated associated	0	0	0.00%
Other investments	385,138	358,307	17.49%
Property Plant and Equipment	17,539,326	16,995,079	3.20%
Property	17,575,192	17,202,333	2.17%
Machinery and Industrial equipment, net	0	0	0.00%
Other equipment	5,539,829	5,305,470	4.42%
Accumulated depreciation	6,267,106	5,903,172	6.17%
Construction in progress	691,411	390,448	77.08%
Deferred Assets, net	4,226	6,316	-33.09%
Other Assets	345,947	306,286	12.95%
TOTAL LIABILITIES	10,978,548	11,066,936	-0.80%
Current Liabilities	6,291,650	6,325,547	-0.54%
Suppliers	4,966,148	4,760,636	4.32%
Bank Loans	0	0	0.00%
Stock Market Loans	0	210,120	-100.00%
Taxes to be paid	0	119,347	-100.00%
Other	1,325,502	1,235,444	7.29%
Long Term Liabilities	2,135,706	2,174,869	-1.80%
Bank Loans	400,000	420,240	-4.82%
Stock Market Loans	1,735,706	1,754,629	-1.08%
Other Loans	0	0	0.00%
Deffered Loans	2,398,564	2,433,727	-1.44%
Other Liabilitites	152,628	132,793	14.94%
Consolidated Stock Holders' Equity	14,294,115	13,201,427	8.28%
Minority Interest	100,801	95,439	5.62%
Majority Stock Holders' Equity	14,193,314	13,105,988	8.30%
Contribuited Capital	8,490,137	8,480,071	0.12%
Capital Stock (nominal)	1,737,600	1,737,600	0.00%
Restatement of Paid in Capital Stock	5,746,560	5,747,560	0.00%
Paid in Capital	1,005,977	995,911	1.01%
Contributions for Future Capital Increase	0	0	0.00%
Capital Increase (Decrease)	5,703,177	4,625,917	23.29%
Retained Earnings and Legal Reserve	7,502,969	6,559,192	14.39%
Reserve for repurchase of units	1,136,414	1,068,127	6.39%
Results from holding Nonmonetary Assets	-3,936,315	-3,701,215	6.35%
Net income	1,000,109	699,813	42.91%
Figures in thousands pesos as of Sept. 30, 2004

CONTROLADORA COMERCIAL MEXICANA S.A. DE C.V.
INDIVIDUAL RESULTS
	2004-III	%	2003-III	%	VAR %
Net Sales	9,429,172	100.00%	9,199,936	100.00%	2.49%
Cost of Sales	7,479,302	79.32%	7,325,960	79.63%	2.09%
Gross Income	1,949,870	20.68%	1,873,976	20.37%	4.05%
Operating Expenses	1,439,573	15.27%	1,449,936	15.76%	-0.71%
Operating Income	510,297	5.41%	424,040	4.61%	20.34%
Integral Results of Financing	(122,503)	-1.30%	90,933	0.99%	-234.72%
Interest Expense	70,348	0.75%	91,829	1.00%	-23.39%
Interest Income	(26,638)	-0.28%	(5,333)	-0.06%	399.49%
Foreign Exchange Loss	(70,150)	-0.74%	63,903	0.69%	-209.8%
Restatement of UDIs	7,909	0.08%	4,318	0.05%	83.16%
Gain from Monetary Position	(103,972)	-1.10%	(63,784)	-0.69%	63.01%
Other Financial Operations	2,242	0.02%	(42,688)	-0.46%	-105.25%
Earnings Before Tax & Profit Sharing	630,558	6.69%	375,795	4.08%	67.79%
Tax Provision and Employee Profit Sharing	(17,254)	-0.18%	92,662	1.01%	-118.62%
Deferred Taxes	119,370	1.27%	10,726	0.12%	1012.90%
Minority Interest	2,222	0.02%	2,828	0.03%	-21.43%
Net Earnings	526,220	5.58%	269,579	2.93%	95.20%
Depreciation & Amortization	160,345	1.70%	188,767	2.05%	-15.06%
Ebitda	670,642	7.11%	612,807	6.66%	9.44%
Figures in thousands pesos as of Sept. 30,2004

CONTROLADORA COMERCIAL MEXICANA S.A. DE C.V.
ACUMULATED RESULTS
	2004-III	%	2003-III	%	var.
Net Sales	26,562,280	100.00%	25,859,255	100.00%	2.72%
Cost of Sales	21,150,192	79.62%	20,603,942	79.68%	2.65%
Gross Income	5,412,088	20.38%	5,255,313	20.32%	2.98%
Operating Expenses	4,208,798	15.85%	4,293,593	16.60%	-1.97%
Operating Income	1,203,290	4.53%	961,720	3.72%	25.12%
Integral Results of Financing	(149,440)	-0.56%	146,932	0.57%	201.71%
Interest Expense	177,334	0.67%	242,129	0.94%	-26.76%
Interest Income	(61,313)	-0.23%	(30,697)	-0.12%	99.74%
Foreign Exchange (Gain) Loss	(91,366)	-0.34%	54,272	0.21%	268.35%
Restatement of UDIs	18,394	0.07%	12,765	0.05%	44.10%
Gain from Monetary Position	(192,489)	-0.72%	(131,537)	-0.51%	46.34%
Other Financial Operations	5,189	0.02%	(179,867)	-0.70%	-102.88%
Earnings Before Tax & Profit Sharing	1,347,541	5.07%	994,655	3.85%	35.48%
Tax Provision & Employee Profit Sharing	63,470	0.24%	129,575	0.50%	-51.02%
Deferred Taxes	277,789	1.05%	157,047	0.61%	76.88%
Minority Interest	6,173	0.02%	8,220	0.03%	-24.90%
Net Earnings	1,000,109	3.77%	699,813	2.71%	42.91%
Depreciation & Amortization	512,050	1.93%	565,788	2.19%	-9.50%
Ebitda	1,715,340	6.46%	1,527,508	5.91%	12.30%
Figures in thousands pesos as of Sept. 30, 2004

CONTROLADORA COMERCIAL MEXICANA, S.A. DE C.V.
Consolidated Statement of Changes in Financial Position
	2004-III	2003-III	Var.
Consolidated Net Income	1,006,282	708,033	42.12%
+ (-) Items Added to Income Which do not Require Use of Cash	636,592	736,941	-13.62%
Cash flow form Net Income of the Year	1,642,874	1,444,974	13.70%
Cash Flow from Change in Working Capital	-794,000	-340,412	133.25%
Cash Generated (Used) in Operating Activities	848,874	1,104,562	-23.15%
Cash Flow form External Financing	0	333,092	-100.00%
Cash Flow from Internal Financing	-124,107	-143,673	-13.62%
Cash Flow Generated(Used)by Financing Activities	-124,107	189,419	-165.52%
Cash Flow Generated (Used)in Investment Activities	-1,367,944	-1,314,259	4.08%
Net Increase(Decrease)in Cash and Shorts-Term Investments	-643,177	-20,278	3071.80%
Cash and Short Term Investment at the Beginning of Period	1,260,439	923,142	36.54%
Cash and Short Term Investment at the End of Period	617,262	902,864	-31.63%

CONTROLADORA COMERCIAL MEXICANA S.A. DE C.V.
Other data
	2004-III	2003-III	var.
Working Capital	706,376	276,828	155.2%
Pension Fund and Seniority Premiums	28,430	35,684	-20.3%
Executives*	330	325	1.5%
Employers*	31,348	30,984	1.17%
Workers*	520	493	5.5%
Circulation Shares*	1,086,000,000	1,086,000,000	0.0%
Repurchased Shares*	0	0	0.0%
* Numbers in units